VALTUS CAPITAL GROUP, LLC

FINANCIAL STATEMENTS

AND

ACCOMPANY SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

DECEMBER 31, 2020

VALTUS CAPITAL GROUP, LLC

Table of Contents

		PAGE
SEC Form X-17A-5		1
Report of Independent Registered Public Accounting Firm		2
Statement of Financial Condition		3
Statement of Income		4
Statement of Changes in Member's Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7 - 10
Supplementary Information		
Schedule I	Statement of Net Capital	11
Schedule II	Determination of Reserve Requirements	12
Schedule III	Information Relating to Possession or Control	13
Assertions Regarding Exemption Provisions		14
Report of Independent Registered Public Accounting Firm		15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALTUS CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3993 HOWARD HUGHES PKWY, SUITE #140
(No. and Street)

LAS VEGAS	NV	89169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton — (626) 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd #404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALTUS CAPITAL GROUP, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finop

Title

Attached California Compliant ~~Acknowledgment~~/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (affirmed) before me on this 26 **day of** February **2021, by** Steven L. Thornton ______,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

______ **(Seal)**

C. PARRA, NOTARY PUBLIC
Commission Expires: October 1, 2023

C. PARRA
COMM # 2304215
Notary Public - California
LOS ANGELES COUNTY
My Comm. Expires OCT 1, 2023

TITLE OF DOCUMENT: Oath or Affirmation

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of Valtus Capital Group, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on Valtus Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Valtus Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Valtus Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Valtus Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Valtus Capital Group, LLC's auditor since 2008.
Tarzana, California
February 19, 2021

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	278,065
Account receivable		11,957
Right of use asset/office lease		141,594
Office equipment, net of accumulated depreciation of $78,692		90,311
Other assets		12,442
Total assets	$	534,369

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	72,858
PPP Loan		162,600
Office lease liability		141,594
Total liabilities		377,052
MEMBER'S EQUITY:		
Member's equity		157,317
Total member's equity		157,317
Total liabilities and member's equity	$	534,369

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Operations
For the year ended December 31, 2020

REVENUES:		
Advisory fee income	$	495,442
Interest income		42
Realized gain on investment		79,391
Loss on sale of fixed asset	$	(29,566)
Total income	$	545,309
EXPENSES:		
Compensation expense	$	533,109
Depreciation		30,966
Insurance		58,200
Occupancy		151,768
Professional fees		447,211
Travel and entertainment		31,802
Reversal of payable		(700,000)
Bad debt expense		700,000
Other general and administrative expenses		114,784
Total expenses	$	1,367,840
NET LOSS	$	(822,531)

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2020

	Total Members' Equity
Beginning balance January 1, 2020	$ 3,504,848
Capital Contributions	$ 475,000
Capital withdrawals	(3,000,000)
Net loss	(822,531)
Ending balance December 31, 2020	$ 157,317

The accompanying notes are an integral part of these financial statements

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (822,531)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	30,967
Realized gain on securities	(79,391)
Bad Debt Expense	700,000
Loss on sale of fixed asset	29,566
Reversal of payable	(700,000)
(Increase) decrease in:	
Accounts receivable	837,448
Other assets	931
Increase (decrease) in:	
Accounts payable	71,183
Accrued expenses	(200,000)
Due to Member	(48,807)
Total adjustments	641,897
Net cash used in operating activities	(180,634)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Securities sold	2,716,508
Retirement of fixed asset	35,785
Purchase of fixed assets	(70,348)
Net cash provided by investing activities	2,681,945
CASH FLOWS FROM FINANCING ACTIVITIES:	
PPP loan	162,600
Capital contributions	475,000
Capital withdrawals	(3,000,000)
Net cash used in financing activities	(2,362,400)
Increase in cash	138,911
Cash-beginning of period	139,154
Cash-end of period	$ 278,065
Supplemental disclosure of cash flow information	
Cash paid for:	
Interest	$ -
Income taxes	$ -

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The company is a Limited Liability Company, wholly owned by its member, Viney Singal.

The company operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services in a variety of industries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Other revenue

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property Equipment is recorded at cost and depreciated using an accelerated method over estimated useful lives of 3-7 years. Management does not believe the differences in depreciation methods are significant. Expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. Purchases greater than $1,000 are capitalized.

Property and equipment consist of the following at December 31, 2020:

Automobile	$	121,048
Office equipment		47,955
Less: accumulated depreciation		(78,692)
Property and equipment net	$	90,311

Depreciation expense for year end December 31, 2020 was $30,966

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation $250,000 per institution per depositor.

Three clients accounted for 100% of the total revenues.

Lease Commitments:

In January 2019 the company signed a 3 year lease for office space
Future minimum lease payments are as follows:

Year Ending 2021	$148,943
Year Ending 2022	$12,442

Rent Expense for the year ending Dec. 31st, 2020 was $151,768

The Company adopted ASC Topic 842 on January 1, 2020. The Right of Use asset is the office lease. The present value of $141,594

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General:

The management has reviewed the results of operations for the period of time from its year end December 31 2020 through February 19, 2021 the date the financial statements were available to be issued, and have determined expect for on February 2, 2021 the company received PPP loan in the amount of $153,201.41 that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is a limited liability company with no federal or state income tax due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2017, 2018 and 2019.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2020.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. At December 31, 2020, the Company had a net capital of $204,498 which is $199,498 in excess of the minimum net capital (which is the greater of $5,000 or 6 2/3 of aggregated indebtedness). $5,000 required and its ratio of aggregated indebtedness $72,858 to net capital was 0.36 to 1 which is less than the 15 to 1 maximum ratio of a broker dealer.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2020

Note 3: GAIN CONTINGENCY

Valtus Capital Group ("Valtus") was financial advisor to Parq hotel and casino ("Parq") regarding a recapitalization transaction. Parq and Valtus closed a $272 million financing in May of 2019. Parq wanted Valtus to take a deep discount on its contracted fee, which Valtus was not willing to do. The matter is now in litigation. The federal district court of New York ruled in Valtus' favor and on December 30, 2020, an order was written to pay Valtus CAD $6,679,736. Parq has subsequently filed an appeal.

Note 4: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 5: PAYCHECK PROTECTION PROGRAM

On April 29, 2020, the Company received proceeds from a loan in the aggregate amount of $162,600, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2020

		Audit 12/31/20
Members' equity, December 31, 2020	$	157,317
Add back PPP loan		162,600
Subtract - Non allowable assets:		
Accounts Receivable		11,957
Fixed assets		90,311
Other assets		12,442
Tentative net capital		205,207
Haircuts		709
NET CAPITAL		204,498
Minimum net capital		5,000
Excess net capital	$	199,498
Aggregate indebtedness		72,858
Ratio of aggregate indebtedness to net capital		0.36%

There were no differences between the audit and Focus filed at December 31, 2020.

The accompanying notes are an integral part of these financial statements

Valtus Capital Group, LLC
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2020

Valtus Capital Group, LLC has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

Valtus Capital Group, LLC
Schedule III - Information Related to Possession or Control Requirements Under Rule 15c3-3(b)
December 31, 2020

Valtus Capital Group, LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Valtus Capital Group, LLC Exemption Report

We, as members of the management of Valtus Capital Group, LLC (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2020, without exception.

Valtus Capital Group, LLC

Steven L. Thornton, Chief Financial Officer
February 19, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC's, business activities are limited to providing private placements of securities, merger and acquisition advisory services, and other financial advisory services and that it has not held customer funds or securities and that Valtus Capital Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Valtus Capital Group, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Valtus Capital Group, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2021